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                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 11, 2006


[John Hancock Letterhead]




April 11, 2006 - Submitted Electronically Via EDGAR


Alison White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:  Post-Effective Amendments to Variable Annuity Registrations on Form N-4:
     Venture (Reg. Nos.333-70728, 333-70730, 33-79112, 33-46217)
     Venture III (Reg. Nos.333-70850, 333-83558)
     Vantage (Reg. No.333-71072)
     Vision (Reg. Nos. 333-71074, 333-61283)

Dear Ms. White:

This letter is in response to the comments you provided during our April 6, 20006 telephone conversation relating to post-effective amendments filed on February 27, 2006 for the captioned Registration Statements. We respond in the order of your comments, as summarized below. We use the term "Universal" when a comment applies to all of the amendments. Except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only.

Comment 1 (Universal): Please consider changing use of acronyms (e.g., "GWA," "LIA," "GEM") to short phrases wherever shown.

RESPONSE 1: We will change the following acronyms to the terms shown in the text of the prospectuses:

     -    "GEM" will change to "Guaranteed Earnings Multiplier"

     -    "GWA" will change to "Guaranteed Withdrawal Amount,"

     -    "GWB" will change to "Guaranteed Withdrawal Balance,"

     -    "GRIP" will change to "Guaranteed Retirement Income Program,"

     -    "LIA" will change to "Lifetime Income Amount,"

     -    "PP" will change to "Principal Plus"

     -    "PPFL" will change to "Principal Plus for Life," and

     -    "T-PRO" will change to "Triple Protection."


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Comment 2 (Universal): Please explain supplementally why the description of guarantees applicable to fixed investment options that appears in your post-effective amendment to Reg. No. 33-84769 does not apply to the captioned variable annuity registration statements.

RESPONSE 2: The fixed investment options described in Reg. No. 33-84769 are subject to a market value adjustment ("MVA") under combination fixed and variable annuity contracts issued by John Hancock Variable Life Insurance Company. The parent of that company has unconditionally guaranteed MVA interests under those contracts (see Reg. Nos. 333-124224 and 333-124224-01). The parent company guarantees do not apply to the fixed investment options described in the captioned registration statements.

Comment 3 (Universal): Please include the "811" registration number for each of the Registrants on the cover page of your Form N-4 post-effective registration statements.

RESPONSE 3: We will include the "811" registration number for a Registrant on the respective cover page of subsequent post-effective amendments to each of the captioned registration statements on Form N-4.

Comment 4 (Universal): Please revise to insert the Glossary before the Overview.

RESPONSE 4: We will revise the prospectuses to insert the Glossary before the Overview.

Comment 5 (Universal): Please delete the phrase "and the net asset value of the Funds may be determined" from the definition of "Business Day."

RESPONSE 5: We will revise the prospectuses to delete the phrase "and the net asset value of the Funds may be determined" from the definition of "Business Day."

Comment 6 (Universal): Please disclose the range of state premium taxes in a footnote to the Fee Tables.

RESPONSE 6: We will disclose the range of state premium taxes in a footnote to the Fee Tables.

Comment 7 (Universal): Please revise any reference to multiple optional benefits in the last sentence of the introductory paragraph to the Fee Tables to the single case whenever a particular Part A prospectus only offers a single optional benefit rider.

RESPONSE 7: We will revise references in the introductory paragraph to the fee tables as suggested.


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Comment 8 (Universal): Please explain supplementally why the total maximum annual Separate Account charge shown in the Fee Tables does not include the fee shown for the Principal Plus for Life optional benefit rider.

RESPONSE 8: As stated in the Fee Tables, we base the fee for the Principal Plus for Life optional benefit rider on the rider's "Adjusted Guaranteed Withdrawal Balance." The "Adjusted Guaranteed Withdrawal Balance" measures the amount of the respective insurance company's guarantee to make amounts available for withdrawal by a Contract owner. At any time, the guaranteed amount may be greater or less than the contract value invested by that Contract owner in the Separate Account. Assume, for example, that a Contract's value declines after the owner remits an initial purchase payment. If the owner allocates an additional Purchase Payment to a Variable Investment Option, there would be an increase in the Contract's value in the Separate Account as well as an increase in the Adjusted Guaranteed Withdrawal Balance. The two amounts would not be the same, however, because the Guaranteed Withdrawal Balance before the additional Purchase Payment exceeds the Contract's value at that time. In addition, a particular owner's investment results will impact the amount of step-ups and bonuses credited to the Guaranteed Withdrawal Balance and the owner's pattern of withdrawals will impact the amounts deducted from the Guaranteed Withdrawal Balance. Accordingly, we cannot calculate the annual charge for this optional benefit rider as a uniform asset-based charge based on values invested in the Separate Account.

Comment 9 (Universal): Please provide the staff with copies of updated examples and updated fund level expense tables before filing additional post-effective amendments to these registration statements.

RESPONSE 9: We include copies of updated examples on Attachments 1 -- 4 to this response and we include copies of the updated fund level expense tables on Attachments 5 -6 of this response.

Comment 10 (Universal): Please consider changing the reference to "Other Contracts" in the Fee Table headings to "John Hancock USA Contracts."

RESPONSE 10: We will change the reference in the Fee Table headings from "Other Contracts" to "John Hancock USA Contracts."

Comment 11 (Universal): Please revise so that: (a) the examples immediately follow the prospectuses' minimum and maximum fund expense table; and (b) the table on specific underlying fund expenses follows the examples.

RESPONSE 11: We will revise the prospectuses so that the expense examples immediately follow the prospectuses' minimum and maximum fund expense table. We will include a fund expense table as shown in Attachment 5 or Attachment 6, as applicable, immediately following the expense examples.

Comment 12 (Venture III): Please include the fees for the optional Annual Step Death Benefit rider in the examples in lieu of the fees for a Payment Enhancement optional benefit rider.


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RESPONSE 12: In the Venture III prospectus, we will include the fees for the optional Annual Step Death Benefit in the examples in lieu of the fees for a Payment Enhancement optional benefit rider.

Comment 13 (Universal): Please revise any reference to multiple optional benefits in the introductory paragraphs to the examples to the single case whenever a particular prospectus only offers a single optional benefit rider.

RESPONSE 13: We will revise such references in the prospectuses.

Comment 14 (Universal): In the prospectuses' description of the Separate Accounts, please include the statement required under Item 5(b)(2)(A) of Form N-4.

RESPONSE 14: We will delete the current description of the Separate Accounts' assets and liabilities and replace it with the following:

     The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Accounts may not be charged with liabilities arising out of any of the respective Company's business.

Comment 15 (Universal): In the prospectuses' description of the Funds, please state the offer of a Fund's prospectus more conspicuously by using bold-faced type.

RESPONSE 15: We will state the offer of a Fund's prospectus in bold-faced type in the prospectuses' description of the Funds.

Comment 16 (Universal): In the prospectuses' description of voting privileges please add a statement to disclose that the effect of proportional voting is that a small number of contract owners can determine the outcome of a vote."

RESPONSE 16: We will revise the first paragraph in the "Voting Interest" section of the prospectuses to include the following sentence at its end:

     The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.


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Comment 17 (Universal): With respect to the prospectuses' description of cancellation for failure to make purchase payments within a two year period for John Hancock USA Contracts or within a three year period for John Hancock NY Contracts, please explain supplementally if the companies would provide notice to owners and a chance to make a purchase payment to avoid cancellation.

RESPONSE 17: In the event the respective company determines to cancel a Contract for failure to make purchase payments during the proscribed period, it will first attempt to provide notice to owners in order to allow the owner an opportunity to make a purchase payment to keep the Contract in force. We will clarify the prospectus by adding the following provision:

     As a matter of administrative practice, the respective Company will attempt to notify you prior to any such cancellation in order to allow you to make the necessary Purchase Payment to keep your Contract in force. The cancellation of contract provisions may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states.

Comment 18 (Universal): In the prospectuses' description of Accumulation Units, please disclose when purchase payments, withdrawal requests and transfer requests must be received in order to get that day's NAV.

RESPONSE 18: We will revise the prospectuses' description of Accumulation Unit and Accumulation Unit Value to read as follows:

     We measure the value of an Investment Account in accumulation units, which vary in value with the performance of the underlying Fund.


     ACCUMULATION UNITS
     During the Accumulation Period, we [ ] establish an Investment Account for you for each Variable Investment Option to which you allocate a portion of your Contract Value. We credit amounts to those Investment Accounts in the form of "accumulation units" [ ] to measure the value of the variable portion of your Contract during the Accumulation Period. We calculate and credit the number of accumulation units in each of your Investment Accounts [ ] by dividing (i) the amount allocated to that Investment Account by (ii) the value of an accumulation unit for that Investment Account we next compute after a purchase transaction is complete.

     We will usually credit initial Purchase Payments received by mail on the Business Day on which they are received at our John Hancock Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. [ ] We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received. We will credit initial Purchase Payments received by wire transfer from broker-dealers on the Business Day received by us if the broker-dealers have made special arrangements with us. We will credit subsequent Purchase Payments on the Business Day they are received at our John Hancock Annuities Service Center.

     We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from an Investment Option, and when we deduct certain Contract charges, pay proceeds, or apply amounts to an Annuity Option.

     VALUE OF ACCUMULATION UNITS The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Sub-Account at $10 or $12.50 on the first Business Day the Sub-Account was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i)


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     the value of an accumulation unit for the immediately preceding Business
     Day by (ii) the "net investment factor" for that Sub-Account (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Fund determines the net asset value of its shares [].

     We will use a Fund share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, withdrawal or transfer transaction only if:

          - your Purchase Payment transaction is complete before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) for that Business Day, or

          - we receive your request for a withdrawal or transfer of Contract Value at the John Hancock Annuities Service Center before the close of the New York Stock Exchange for that Business Day.

Comment 19 (Universal): Please revise the prospectuses' disclosure of suspension of withdrawal payments during an emergency, as stated in the third bullet of the fourth paragraph in the section entitled "Withdrawals," to refer to a period when an emergency exists as determined by the SEC.

RESPONSE 19: We will revise the third bullet to read as follows:

- an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

Comment 20 (Universal): Clarify that the form of an annuity that will be payable by default will be in the form of a variable annuity or a fixed annuity, as the case may be.

RESPONSE 20: We will clarify the text to disclose that, if an Annuity Option is not selected, we will provide for a Fixed Annuity option in the form of a life annuity with payments guaranteed for ten years.

Comment 21 (Universal): With respect to the prospectuses' disclosure of a right to review, an application without allocation instructions is considered to be incomplete. Therefore, please remove reference to a default allocation to a money market variable investment option.

RESPONSE 21: We will remove reference to a default allocation to a money market variable investment option, and will clarify the rights available to California residents as follows:

     Residents in California age 60 and greater may cancel the Contract by returning it to our John Hancock Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payments to the Money Market Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payments during this 30 day period to a Fixed Investment Option (if available), or to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payments were allocated to a Fixed Investment Option or the Money-Market Investment Option, we will pay you the original amount of your Purchase Payments. If your Purchase Payments were allocated to a Variable Investment Option (other than the Money Market
     Fund), we will pay you the Contract Value, (minus any Unpaid Loans), computed at the end of the Business Day on which we receive your returned Contract.

Comment 22 (Universal): With respect to the prospectuses' disclosure of the impact of additional purchase payments on the Principal Plus for Life optional benefit rider, please include paragraph on changes to the LIA.


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RESPONSE 22: We will insert the following paragraph in the prospectus text that discusses the Principal Plus for Life optional benefit rider, in the sub-section entitled "Additional Purchase Payments":

     In the case of the Lifetime Income Amount, to equal the lesser of:

     - 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment; or

     - The Lifetime Income Amount immediately prior to the Purchase Payment plus an amount equal to 5% of the Purchase Payment.

Comment 23 (Universal): In the description of charges and deductions, please consider including the table of withdrawal charges shown in the Fee Tables in the discussion.

RESPONSE 23: We will repeat the table of withdrawal charges shown in the Fee Tables in the discussion of Charges and Deductions.

Comment 24 (Universal): With respect to the prospectuses' disclosure of asset allocation services offered by third parties, please explain supplementally what a "timing service" means.

RESPONSE 24: We understand that certain non-affiliated third parties may offer asset allocation services pursuant to which an investment adviser may determine to reallocate its clients' portfolios from time to time in anticipation of market trends in various segments of the market. We will clarify the text of the prospectus, and include additional disclosure on restrictions we impose on such activities, as follows:

     ASSET ALLOCATION SERVICES
     We are aware that certain third parties are offering asset allocation
     [ ]services ("Asset Allocation Services") in connection with the Contract through which a third party may transfer amounts among Investment Options from time to time on your behalf. In certain cases we have agreed to honor transfer instructions from such Asset Allocation Services where we have received powers of attorney, in a form acceptable to us, from the Contract Owners participating in the service and where the Asset Allocation Service has agreed to the trading restrictions imposed by us. These trading restrictions include adherence to a Separate Account's policies that we have adopted to discourage disruptive frequent trading activity. (See "Transfers Among Investment Options.") WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACT.

Comment 25 (Universal): In the prospectus appendix containing examples of Principal Plus for Life benefits, please consider using footnotes to help explain the calculations.

RESPONSE 25: We will add footnotes to help explain the calculations of the various examples. For instance, in example 1, we will add the following footnotes:

     (A) The initial Guaranteed Withdrawal Balance is equal to the initial payment of $100,000. The initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance (.05 X $100,000 = $5,000).

     (B) In this example, there is no withdrawal during the second contract year so a bonus will be added to the Guaranteed Withdrawal Balance. The bonus amount is equal to 5% of the total purchase payments to date (.05 X $100,000 = $5,000).

     (C) Following a bonus, the Guaranteed Withdrawal Balance and the Guaranteed Withdrawal Amount are recalculated. The new Guaranteed Withdrawal Balance is equal to the Guaranteed Withdrawal Balance before the bonus increased by the amount of the bonus ($100,000 + $5,000 = $105,000). The Guaranteed Withdrawal Amount is equal to the greater of (a) the Guaranteed Withdrawal Amount prior to the bonus ($5,000) or 5% of the Guaranteed Withdrawal Balance after the bonus (.05 X $105,000 = $5,250).


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     (D) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's 65th birthday. The Lifetime Income Amount is initially equal to 5% of the Guaranteed Withdrawal Balance at that time (.05 X $150,000 = $7,500).

Comment 26 (Venture III): In the previously issued Contracts prospectus, please update the table of annual Fund expenses for Series I class shares.

RESPONSE 26: We will delete the appendix in the prospectus that contained a table of Series I class share expense. Instead, we will update a table of annual Fund expenses for affected Contracts, as shown in Attachment 6.

Comment 27 (Universal): Please note that the powers of attorney need to relate to specific '33 Act filings. Once you file a power of attorney for a specific '33 Act filing, you can incorporate by reference for subsequent amendments to that registration.

RESPONSE 27: We will refile powers of attorney that relate to the specific '33 Act filing in the next post-effective amendment to each of the captioned registration statements.

Comment 28 (Universal): In the undertakings filed as part of each registration statement, please revise to refer to the respective insurance companies' current name.

RESPONSE 28: We will file undertakings in the name of John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York.

Comment 29 (Vantage): Please disclose the amount of the Payment Enhancement benefit on the cover page of the prospectus.

RESPONSE 29: We will revise the cover page to include the following revisions in the paragraph concerning the Payment Enhancement benefit:

     We will add a "Payment Enhancement" of at least 3% of each Purchase Payment that you make under your Contract. Expenses (including withdrawal charges) for a Contract which has a Payment Enhancement may be higher (or for a longer time period) than the expenses for a Contract which does not have a Payment Enhancement. The amount of the Payment Enhancement may, over time, be more than offset by the additional fees and charges associated with the Payment Enhancement.

Comment 30 (Vantage): Please delete all references to the John Hancock Life Insurance Company of New York.

RESPONSE 30: We will delete all references to the John Hancock Life Insurance Company or "JHNY."

Comment 31 (Vantage): In the Overview section of the prospectus, please insert a cross-reference to other section(s) in the text where you discuss the "Minimum Death Benefit."

RESPONSE 31: We have deleted reference to a "Minimum Death Benefit" in the in the Overview section of the prospectus related to currently offered Contracts. We have, however, retained the phrase in the prospectus related to previously issued Contracts. We will insert a


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cross-reference in the Overview section of that prospectus to the "Death Benefit
During Accumulation Period" section where we define "Minimum Death Benefit."

Comment 32 (Vantage): In your discussion of the Payment Enhancement benefit, please identify circumstances in which a Contract owner would be worse off for having purchased this benefit.

RESPONSE 32: We will revise the discussion of the Payment Enhancement benefit to include the material underlined below:

     ". . .There may be circumstances where you may be worse off for having purchased a Contract with a Payment Enhancement as opposed to a Contract without a Payment Enhancement. For example, the higher charges assessed for a Contract with a Payment Enhancement may over time exceed the amount of the Payment Enhancement and any earnings thereon. . . ."

Comment 33 (Vantage): In the Charges and Deductions section of the prospectuses, please clarify whether amounts credited under the Payment Enhancement are considered part of accumulated earnings for purposes of calculating withdrawal charges.

RESPONSE 33: We will clarify the text to indicate that all amounts attributable to the Payment Enhancement are excluded from withdrawal charges, as follows:

     If you make a withdrawal from your Contract during the Accumulation Period, we may assess a withdrawal charge. [ ] We base the withdrawal charge on Purchase Payments that have been in the Contract less than 9 complete Contract Years. We do not assess a withdrawal charge [ ]with respect to
     (i) earnings accumulated in the Contract, (ii) Payment Enhancements and any earnings attributable to Payment Enhancements (iii) certain other "free withdrawal amounts" described below, or (iii) Purchase Payments that have been in the Contract more than 9 complete Contract Years. In no event may the total withdrawal charges exceed 8.5% of the amount invested.

     We first allocate a withdrawal to a "free withdrawal amount" and second to "unliquidated Purchase Payments." We do not impose a withdrawal charge on amounts allocated to the free withdrawal amount. In any Contract Year, the free withdrawal amount for that year is the greater of:

     - 10% of total Purchase Payments (less all prior partial withdrawals in that Contract Year), and

     - the accumulated earnings of the Contract (i.e., the excess of the Contract Value on the date of withdrawal over unliquidated Purchase Payments).

Comment 34 (Vision): Please include Fee Table disclosure on the $30 administrative fee discussed elsewhere in the text.

RESPONSE 34: The Vision Contracts do not impose a $30 administrative fee and we will delete all references to it in the text.

Comment 35 (Vision): Please correct an inconsistent description of the distribution and administrative fees. The amounts shown for these charges in the Fee Tables appear to be reversed in the discussion contained in the Charges and Deductions section.


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RESPONSE 35: We will revise the prospectuses to provide consistent disclosure of an annual 0.25% distribution fee and an annual asset-based administration fee of 0.15% on average annual Separate Account assets.

Comment 36 (Vision): Please include a reference in the text of the prospectus to the Principal Plus optional benefit rider that you discuss in an appendix to the prospectus.

RESPONSE 36: We will revise the text to include the following reference:

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT.
     Please see Appendix D: "Optional Guaranteed Minimum Withdrawal Benefit" for a general description of the Principal Plus optional benefit Rider that may provide guaranteed withdrawal benefits under the Contract you purchased. Under the Principal Plus Rider, we guarantee that you may withdraw a percentage of your investment each year until you recover your initial payment(s), even if your Contract Value reduces to zero. We will increase the amounts we guarantee by a Bonus if you choose not to make any withdrawals at all during certain Contract Years. Depending on market performance, you may also be able to increase or "Step-Up" the amounts we guarantee on certain dates. If you withdraw more than a guaranteed annual amount, however, we will reduce the amounts we guarantee for future withdrawals.

Comment 37 (Vision): In the appendix to the prospectus that describes Principal Plus, you include a reference to Principal Plus for Life in the definitions section that should be deleted. Also, please consider adding footnotes to the examples.

RESPONSE 37: We will delete the reference to Principal Plus for Life in the definitions section. We will also add footnotes to the examples, in a manner similar to that included in Response 25, above.

Comment 38 (Venture): On the cover page, please disclose that the amount of the Payment Enhancement may be more than offset by the fees and charges associated with it. Comment 39 (Venture): On the cover page, please disclose the amount of the Payment Enhancement.

RESPONSES 38 AND 39: We will revise the cover page of prospectuses for previously issued Contracts to include the following revisions:

     If you purchased a John Hancock New York Contract, you may have elected a "Payment Enhancement" feature for an extra fee. If you did, John Hancock New York will add a "Payment Enhancement" of at least 4% of each Purchase Payment that you make under your Contract. Expenses (including withdrawal charges) for a Contract which has a Payment Enhancement may be higher (or for a longer time period) than the expenses for a Contract which does not have a Payment Enhancement. The amount of the Payment Enhancement may, over time, be more than offset by the additional fees and charges associated with the Payment Enhancement.

We will revise the cover page of prospectuses for currently offered Contracts to include the following revisions:

     If you purchase a John Hancock New York Contract, you may elect a "Payment Enhancement" feature for an extra fee. If you do, John Hancock New York will add a "Payment Enhancement" of at least 4% of each Purchase Payment that you make under your Contract. Expenses (including withdrawal charges) for a Contract which has a Payment Enhancement may be higher (or for a longer time period) than the expenses for a Contract which does not have a Payment Enhancement. The amount of the Payment Enhancement may, over time, be more than offset by the additional fees and charges associated with the Payment Enhancement.


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Comment 40 (Venture): In the Overview, revise to delete statement that the terms of any rider or Contract prevail over the statements in the prospectus.

RESPONSE 40: We will delete the third paragraph in the Overview section of the prospectuses and replace it with the following:

     Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you reside. These variations will be reflected in your Contract or in a Rider attached to your Contract.

Comment 41 (Venture): In the "A" version of the prospectus, we note that a definition of Business Day appears on page 20, as well as in the Glossary. Please delete second definition or revise to delete the phrase "and the net asset value of the Funds may be determined" from the definition of "Business Day."

RESPONSE 41:  We will delete the second definition.

Comment 42 (Venture): In your discussion of the Payment Enhancement benefit, please identify circumstances in which a Contract owner would be worse off for having purchased this benefit.

RESPONSE 42: We will revise the discussion of the Payment Enhancement benefit to include the material underlined below:

     ". . .There may be circumstances where you may be worse off for having purchased a Contract with a Payment Enhancement as opposed to a Contract without a Payment Enhancement. For example, the higher charges assessed for a Contract with a Payment Enhancement may over time exceed the amount of the Payment Enhancement and any earnings thereon. . . ."

Comment 43 (Venture): With respect to the Appendix describing the John Hancock Exchange Program: (a) supplementally explain if any trail compensation or other compensation is paid; and (b) supplementally explain when an exchange may be beneficial to existing contractowners.

RESPONSE 43: (a) The amount and timing of compensation JH Distributors pays under the John Hancock Exchange Program may vary depending on the selling agreement, but compensation with respect to Contracts sold through this program (inclusive of wholesaler overrides and expense allowances) will be paid at a reduced rate that is not expected to exceed an ongoing trail commission of 0.6% of the values of a Venture Contract. No additional Standard Compensation, as described in the prospectus, would be paid under the program. Contract Owners do not pay any compensation directly. We will clarify the compensation under this Program by adding a new paragraph under "Important Considerations" in Appendix D, as follows:

     WE PAY COMPENSATION AT A REDUCED RATE FOR CONTRACTS ISSUED UNDER THE
     PROGRAM.
     Broker-dealers sell the Contracts that we will issue under this Program through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors pays ongoing compensation with respect to Contracts issued under the program (inclusive of wholesaler overrides and expense allowances) at an annual rate of up to 0.6% of the values of the Contract in lieu of any other compensation described in this Prospectus.

(b) The Appendix describes circumstances where the John Hancock Exchange Program may not be in the best interests of an existing owner of a John Hancock Qualifying Contract. Owners of a

John Hancock Qualifying Contract may, however, determine to participate in the John Hancock Exchange Program for a variety of reasons. A prospective investor may desire, for instance, to have the ability to invest in any one, or combination of, "Lifestyle" Variable Investment Options that are unavailable under a John Hancock Qualifying Contract. Each "Lifestyle" Variable Investment Option invests in shares of a specific John Hancock Trust series' "fund of funds" that, in turn, invests in a specific targeted mix of equity/fixed income funds that may be reallocated on a daily basis among the component funds.

A prospective investor in Venture contract under the Program may also desire to purchase a Principal Plus for Life optional benefit Rider that is unavailable under a John Hancock Qualifying Contract. As disclosed in the prospectus, this Rider provides for a guaranteed amount to be available for withdrawal. A prospective investor under the Program may also determine to purchase an Annual Step Enhanced Death Benefit rider, or may desire the enhanced liquidity available for any subsequent Purchase Payments since the Venture contract provides a waiver of withdrawal charges at all times.

Comment 44 (Venture): In the "B" version of the prospectus, please provide a description of the PIMCO VIT All Asset Portfolio and the three series of FAM Variable Series Funds, Inc. listed in the text.

RESPONSE 44: The "B: version of the prospectus will not offer any Variable Investment Options funded by the PIMCO VIT All Asset Portfolio or the three series of FAM Variable Series Funds, Inc. We will delete all reference to these Funds in the prospectus.

Comment 45 (Venture): In the "previously issued Contracts" version of the prospectus, please include a description of the withdrawal charges applicable to VEN 20, VEN 22 and VEN 24, with and without the Payment Enhancement, in the Charges and Deductions section of the prospectus.

RESPONSE 45: We will revise the description of withdrawal charges applicable to VEN 20, VEN 22 and VEN 24 in the Charges and Deductions section of the prospectus as follows:

      VEN 20, 22, 24 WITHDRAWAL CHARGE. We do not impose a withdrawal charge on amounts allocated to a free withdrawal amount and, in no event, may the total withdrawal charges exceed 6% (8% if you elect the Payment Enhancement Rider in New York) of total Purchase Payments. In any Contract Year, the free withdrawal amount for that year is the greater of:

     - 10% of total Purchase Payments (less all prior partial withdrawals in that Contract Year), and

     - the accumulated earnings of the Contract. For these purposes, "accumulated earnings" means (a) Payment Enhancements and any earnings attributable to Payment Enhancements and (b) the excess of the Contract Value on the date of withdrawal over the unliquidated Purchase Payments. If you purchased a John Hancock NY Contract with a Payment Enhancement feature, however, "accumulated earnings" means the excess of the Contract Value on the date of withdrawal over the sum of
          (a) unliquidated Purchase Payments. Upon a full surrender of a Venture Contract issued on and after April 1, 2003, John Hancock USA will liquidate the excess of all unliquidated Purchase Payments over the free withdrawal amount for purposes of calculating the withdrawal charge.

Comment 46: In your response to these comments, please include Tandy representations.

RESPONSE 46: The Commission staff ("Staff") has requested that the Registrants of the captioned Registration Statements acknowledge and agree, and such Registrants do hereby acknowledge and agree, that:

     - should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the respective Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrants may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-2184 or, in my absence, please contact Kimberly Ciccarelli, Esq. at (617) 663-2191.



                                               Very truly yours.


                                               s/Arnold R. Bergman

                                               Arnold R. Bergman
                                               Chief Counsel -- Annuities

          ATTACHMENT 1. EXPENSE EXAMPLES FOR VENTURE VARIABLE ANNUITIES
              (Reg Nos. 333-70728, 333-70730, 033-79112, 033-46217)

                               VENTURE VERSION A:

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES -- CONTRACT WITH OPTIONAL BENEFIT RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


JOHN HANCOCK USA
PRINCIPAL PLUS FOR LIFE AND ANNUAL STEP DEATH BENEFIT
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $  916     $1,585     $2,279     $3,860

If you annuitize, or do not surrender the contract at the end of the                     $  363     $1,111     $1,889     $3,860
applicable time period

JOHN HANCOCK NEW YORK
PRINCIPAL PLUS FOR LIFE, ANNUAL STEP DEATH BENEFIT AND PAYMENT ENHANCEMENT
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $1,132     $1,869     $2,534     $4,189

If you annuitize, or do not surrender the contract at the end of the
applicable time period                                                                   $  398     $1,214     $2,056     $4,189

EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES -- CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $  757     $1,112     $1,457     $2,224

If you annuitize, or do not surrender the contract at the end of the
applicable time period                                                                   $  199     $  616     $1,057     $2,224

JOHN HANCOCK NEW YORK                                                                    1 YEAR     3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $  757     $1,112     $1,457     $2,224

If you annuitize, or do not surrender the contract at the end of the                     $  199     $  616     $1,057     $2,224
applicable time period

                                VENTURE VERSION B
EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES -- CONTRACT WITH OPTIONAL BENEFIT RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA
PRINCIPAL PLUS FOR LIFE
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $  920     $1,599     $2,302     $3,953

If you annuitize, or do not surrender the contract at the end of the
applicable time period                                                                   $  368     $1,126     $1,913     $3,953

JOHN HANCOCK NEW YORK
PRINCIPAL PLUS FOR LIFE AND PAYMENT ENHANCEMENT
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $1,132     $1,869     $2,534     $4,189

If you annuitize, or do not surrender the contract at the end of the
applicable time period                                                                   $  398     $1,214     $2,056     $4,189

EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES -- CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $  781     $1,183     $1,584     $2,537

If you annuitize, or do not surrender the contract at the end of the
applicable time period                                                                   $  224     $  691     $1,184     $2,537

JOHN HANCOCK NEW YORK
                                                                                         1 YEAR     3 YEARS   5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the applicable time period:                  $  781     $1,183     $1,584     $2,537

If you annuitize, or do not surrender the contract at the end of the
applicable time period                                                                   $  224     $  691     $1,184     $2,537

                  VENTURE VERSION (PREVIOUSLY ISSUED CONTRACTS)

EXAMPLES

We provide the following five examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts

     EXAMPLE 1: VEN 20, 22, 24 CONTRACTS (ISSUED AFTER MAY 13, 2002)

          (a) Maximum Fund Operating Expenses - Contracts with optional benefit Riders

          (b) Maximum Fund Operating Expenses - Contracts with previously issued optional benefit Riders

          (c) Minimum Fund Operating Expenses - Contracts with no optional benefit Riders

     EXAMPLE 2: VEN 20, 22, 24 CONTRACTS (ISSUED PRIOR TO MAY 13, 2002)

          (a) Maximum Fund Operating Expenses - Contracts eligible to invest in Series I of John Hancock Trust with optional benefit riders

          (b) Minimum Fund Operating Expenses -Contracts eligible to invest in Series I of John Hancock Trust with no optional benefit Riders

     EXAMPLE 3: VEN 1 CONTRACTS

          (a)  Maximum Fund Operating Expenses

          (b)  Minimum Fund Operating Expenses

     EXAMPLE 4: VEN 3 CONTRACTS

          (a)  Maximum Fund Operating Expenses

          (b)  Minimum Fund Operating Expenses

     EXAMPLE 5: VEN 7, 8, 9 CONTRACTS

          (a)  Maximum Fund Operating Expenses

          (b)  Minimum Fund Operating Expenses

The costs we show include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

All examples assume that you invest $10,000 in a Contract and that your investment has a 5% return each year. In the "Maximum Fund Operating Expenses" examples, we also assume that you will pay the maximum annual Contract fee, the fees for any optional benefit Riders shown in the example and the maximum fees and expenses of any of the Funds. In the "Minimum Fund Operating Expenses" examples, we assume that you do not invest in any optional benefit Riders and that you will pay the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 1 (a): Maximum Fund operating expenses -- Ven 20, 22, 24 Contract with optional benefit Riders (issued after May 13, 2002)

JOHN HANCOCK USA (VEN 20, 22)
GUARANTEED EARNINGS MULTIPLIER, AND PRINCIPAL PLUS FOR LIFE
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  956     $1,704     $2,474     $4,290

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  406     $1,237     $2,094     $4,290


JOHN HANCOCK NEW YORK (VEN 24)
PAYMENT ENHANCEMENT
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $1,153     $1,931     $2,635     $4,420

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  421     $1,280     $2,164     $4,420


EXAMPLE 1 (b): Maximum Fund operating expenses -- Ven 20 22, 24 Contract with previously offered optional benefit Riders (issued after May 13, 2002)

JOHN HANCOCK USA (VEN 20, 22)
GUARANTEED EARNINGS MULTIPLIER AND GUARANTEED RETIREMENT INCOME PROGRAM III
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                   $  930     $1,627     $2,347     $4,092

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                   $  380     $1,158     $1,962     $4,092


JOHN HANCOCK NEW YORK (VEN 24)
GUARANTEE RETIREMENT INCOME PROGRAM II
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                   $  906     $1,560     $2,237     $3,888

If you annuitize, or do not surrender the Contract at the end of the                      $  355     $1,086     $1,847     $3,888
applicable time period:

EXAMPLE 1 (c): Minimum Fund operating expenses -- Ven 20, 22, 24 Contract with no previously offered optional benefit Rider (issued after May 13, 2002):

VEN 20, 22, 24 -- NO OPTIONAL BENEFIT RIDERS                                             1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                   $  780     $1,180     $1,579     $2,526

If you annuitize, or do not surrender the Contract at the end of the                      $  223     $  688     $1,179     $2,526
applicable time period:

EXAMPLE 2 (a): Maximum Fund operating expenses -- Ven 20, 22, 24 Contract eligible to invest in Series I shares of John Hancock Trust with optional benefit Riders available at that time (issued before May 13, 2002)

JOHN HANCOCK USA (VEN 20, 22)
GUARANTEED EARNINGS MULTIPLIER AND GUARANTEED INCOME RETIREMENT PROGRAM II
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  925     $1,615     $2,328     $4,067

If you annuitize, or do not surrender the Contract at the end of the                     $  375     $1,144     $1,942     $4,067
applicable time period:

JOHN HANCOCK NEW YORK (VEN 24)
PAYMENT ENHANCEMENT ANDGUARANTEED INCOME RETIREMENT PROGRAM I
                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $1,106     $!,790     $2,390     $3,923

If you annuitize, or do not surrender the Contract at the end of the                     $  373     $1,132     $1,908     $3,923
applicable time period:

EXAMPLE 2 (b): Minimum Fund operating expenses -- Ven 20, 22, 24 Contract eligible to invest in Series I shares of John Hancock Trust with no optional benefit Riders (issued before May 13, 2002)

                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  761     $1,123     $1,477     $2,321

If you annuitize, or do not surrender the Contract at the end of the                     $  203     $  628     $1,077     $2,321
applicable time period:

EXAMPLE 3 (a): Maximum Fund operating expenses -- Previously issued Contract (VEN 1 -- JOHN HANCOCK USA)

                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  733     $1,205     $1,728     $2,626

If you annuitize, or do not surrender the Contract at the end of the                     $  233     $  718     $1,228     $2,626
applicable time period:

EXAMPLE 3 (b): Minimum Fund operating expenses -- Previously issued Contract (VEN 1 -- JOHN HANCOCK USA)

                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  697     $1,101     $1,546     $2,257

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  197     $  609     $1,046     $2,257

EXAMPLE 4 (a): Maximum Fund operating expenses -- Previously issued Contracts (VEN 3 -- JOHN HANCOCK USA)

                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  760     $1,395     $2,054     $3,367

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  310     $  947     $1,608     $3,367

EXAMPLE 4 (b): Minimum Fund operating expenses -- Previously issued Contracts (VEN 3 -- JOHN HANCOCK USA)

                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  656     $1,083     $1,536     $2,351

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  206     $  636     $1,092     $2,351

EXAMPLE 5 (a): Maximum Fund operating expenses -- Previously issued Contracts (VEN 7, VEN 8 -- JOHN HANCOCK USA AND VEN 9 -- JOHN HANCOCK NEW YORK):

                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  860     $1,422     $1,901     $3,357

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  309     $  944     $1,602     $3,357

EXAMPLE 5 (b): Minimum Fund operating expenses -- Previously issued Contracts (VEN 7, VEN 8 -- JOHN HANCOCK USA AND VEN 9 -- JOHN HANCOCK NEW YORK):

                                                                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  763     $1,128     $1,386     $2,339

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  205     $  633     $1,086     $2,339

        ATTACHMENT 2. EXPENSE EXAMPLES FOR VENTURE III VARIABLE ANNUITIES
                         (Reg Nos.333-70850, 333-83558)

                              VENTURE III VERSION A
                                    EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES CONTRACT WITH OPTIONAL BENEFIT RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA
PRINCIPAL PLUS FOR LIFE AND ANNUAL STEP DEATH BENEFIT
                                                                                        1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  958     $1,618     $2,106     $4,313

If you annuitize, or do not surrender the Contract at the end of the
applicable time period                                                                   $  408     $1,245     $2,106     $4,313

JOHN HANCOCK NEW YORK
PRINCIPAL PLUS FOR LIFE AND ANNUAL STEP DEATH BENEFIT
                                                                                        1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  958     $1,618     $2,106     $4,313

If you annuitize, or do not surrender the Contract at the end of the
applicable time period                                                                   $  408     $1,245     $2,106     $4,313

EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES --CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA                                                                        1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  800     $1,144     $1,287     $2,743

If you annuitize, or do not surrender the Contract at the end of the
applicable time period                                                                   $  245     $  753     $1,287     $2,743

JOHN HANCOCK NEW YORK                                                                   1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  800     $1,144     $1,287     $2,743

If you annuitize, or do not surrender the Contract at the end of the                     $  245     $  753     $1,287     $2,743
applicable time period

                VENTURE III VERSION (PREVIOUSLY ISSUED CONTRACTS)


EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in the Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

JOHN HANCOCK USA VENTURE III CONTRACTS WITH OPTIONAL BENEFIT RIDERS. The following example assumes that you invest $10,000 in a Contract with the Annual Step Death Benefit, Guaranteed Earnings Multiplier, and Principal Plus for Life optional Riders. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 1. Maximum Fund operating expenses- John Hancock USA Contract with optional benefit Riders

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  993     $1,723     $2,283     $4,635

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  446     $1,245     $2,283     $4,635


JOHN HANCOCK USA VENTURE III CONTRACTS WITH PREVIOUSLY OFFERED OPTIONAL BENEFIT RIDERS. The following example assumes that you invest $10,000 in a Contract with the Annual Step Death Benefit, Guaranteed Earnings Multiplier and the previously offered Guaranteed Retirement Income Program III optional benefit Rider. This example also assumes that your investment has a 5% return each year and assumes the maximum annual contract fee and the maximum fees and expenses of any of the Funds that are available to Contracts issued after May 13, 2002. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 2. Maximum Fund operating expenses- John Hancock USA Contract with optional benefit Riders:

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  967     $1,646     $2,152     $4,442

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  420     $1,275     $2,152     $4,442


JOHN HANCOCK USA VENTURE III CONTRACTS WITH NO OPTIONAL BENEFITS. The following example assumes that you invest $10,000 in a Contract, but with no optional Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds that are available to such Contracts. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 3. Minimum Fund operating expenses -- John Hancock USA Contract with no optional benefit Riders:

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  799     $1,141     $1,283     $2,734

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  244     $  750     $1,283     $2,734


JOHN HANCOCK USA PREVIOUSLY ISSUED VENTURE III CONTRACTS ELIGIBLE TO INVEST IN SERIES I SHARES OF THE JOHN HANCOCK TRUST. The next two examples apply to Venture III Contracts issued prior to May 13, 2002 and assume that you invest $10,000 in a Contract and that your investment has a 5% return each year. Example 5 also assumes that we issued the Contract with three optional Riders that were available at the time: Annual Step Death Benefit, Guaranteed Earnings Multiplier and Guaranteed Retirement Income Program II. This example also assumes the maximum annual contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 4. Maximum Fund operating expenses- Previously issued John Hancock USA Contract with optional Riders (issued before May 13, 2002)

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  962     $1,633     $2,132     $4,417

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  415     $1,262     $2,132     $4,417


The fifth example also applies to Contracts issued prior to May 13, 2002. This example assumes that you invest $10,000 in a Contract, but with no optional Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 5. Minimum Fund operating expenses -- Previously issued John Hancock USA Contract with no optional Riders (issued before May 13, 2002):

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  780     $1,084     $1,182     $2,533

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  224     $  690     $1,182     $2,533

JOHN HANCOCK NEW YORK VENTURE III CONTRACTS WITH OPTIONAL BENEFITS. The following example assumes that you invest $10,000 in a Contract with the Annual Step Death Benefit and Principal Plus for Life optional Riders. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 6. Maximum Fund operating expenses -- John Hancock New York Contract with optional Riders:

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  975     $1,668     $2,190     $4,467

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  426     $1,297     $2,190     $4,467


JOHN HANCOCK NEW YORK VENTURE III CONTRACTS WITH PREVIOUSLY OFFERED OPTIONAL BENEFITS. The following example assumes that you invest $10,000 in a Contract with the Annual Step Death Benefit and the previously offered Guaranteed Retirement Income Program II optional benefit Rider. This example also assumes that your Contract has a 5% return each year and assumes the maximum annual contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 7. Maximum Fund operating expenses- John Hancock New York Contract with previously offered optional Riders:

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  930     $1,536     $1,969     $4,116

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  380     $1,161     $1,969     $4,116

JOHN HANCOCK NEW YORK VENTURE III CONTRACTS WITH NO OPTIONAL BENEFITS The next example assumes that you invest $10,000 in a Contract, but with no optional Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

EXAMPLE 8. Minimum Fund operating expenses --John Hancock New York Contract with no optional Riders:

                                                                                         1 YEAR     3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the applicable time period:                  $  799     $1,141     $1,283     $2,734

If you annuitize, or do not surrender the Contract at the end of the
applicable time period:                                                                  $  244     $  750     $1,283     $2,734

          ATTACHMENT 3. EXPENSE EXAMPLES FOR VANTAGE VARIABLE ANNUITIES
                               (Reg Nos.333-71072)

                                VANTAGE VERSION A

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in the Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES CONTRACT WITH OPTIONAL BENEFIT RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


PRINCIPAL PLUS FOR LIFE AND
ANNUAL STEP DEATH BENEFIT                                                      1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                                        $1,181     $1,973     $2,646     $4,254

If you annuitize, or do not surrender the contract
at the end of the applicable time period                                       $  402     $1,225     $2,074     $4,254

EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES --CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                                        $1,025     $1,516     $1,854     $2,676

If you annuitize, or do not surrender the contract
at the end of the applicable time period                                       $  238     $  733     $1,254     $2,676

                  VANTAGE VERSION (PREVIOUSLY ISSUED CONTRACTS)

EXAMPLES

We provide the following six examples that are intended to help you compare the costs of investing in the Contract with the costs of investing in other variable annuity Contracts. These costs include Contract owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Examples 1 and 2 pertain to VANTAGE Contracts; one with optional benefit Riders and one without. Examples 3 and 4 pertain to VANTAGE Contracts; one with previously offered optional benefit riders and one without. Examples 5 and 6 pertain to previously issued VANTAGE Contracts that are eligible to invest in certain Variable Investment Options funded with Series I shares of the John Hancock Trust.

VANTAGE CONTRACTS. The following example assumes that you invest $10,000 in a Contract with the Annual Step Death Benefit, Guaranteed Earnings Multiplier, and Principal Plus for Life optional Riders. This example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

  Example 1. Maximum Fund operating expenses -- VANTAGE Contract with optional
                                    Riders:

                                                                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the
applicable time period:                                            $1,216     $2,074     $2,811     $4,579

If you annuitize, or do not surrender the Contract
at the end of the applicable time period:                          $  439     $1,335     $2,252     $4,579

The next example assumes that you invest $10,000 in a currently offered VANTAGE Contract, but with no optional riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

 Example 2. Minimum Fund operating expenses -- VANTAGE Contract with no optional
                                    Riders:

                                                                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the
applicable time period:                                            $1,024     $1,514     $1,849     $2,666

If you annuitize, or do not surrender the Contract
at the end of the applicable time period:                          $  237     $  730     $1,249     $2,666

VANTAGE CONTRACTS WITH PREVIOUSLY OFFERED OPTIONAL BENEFITS. The following example assumes that you invest $10,000 in a Contract with the Annual Step Death Benefit, Guaranteed Earnings Multiplier and the previously offered Guaranteed Retirement Income Program III optional benefit Rider. This example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds that are available to Contracts issued after May 13, 2002. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

  Example 3. Maximum Fund operating expenses -- Vantage Contract with previously offered optional Riders (issued after May 13, 2002):

                                                                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the
applicable time period:                                            $1,189     $1,999     $2,687     $4,385

If you annuitize, or do not surrender the Contract
at the end of the applicable time period:                          $  413     $1,256     $2,121     $4,385

The fourth example also applies to Contracts issued after May 13, 2002. This example assumes that you invest $10,000 in a Contract, but with no optional riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

     Example 4. Minimum Fund operating expenses -- VANTAGE Contract with no previously offered optional Riders (issued after May 13, 2002):

                                                                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the
applicable time period:                                            $1,024     $1,514     $1,849     $2,666

If you annuitize, or do not surrender the Contract
at the end of the applicable time period:                          $  237     $  730     $1,249     $2,666

PREVIOUSLY ISSUED VANTAGE CONTRACTS ELIGIBLE TO INVEST IN SERIES I SHARES OF THE JOHN HANCOCK TRUST. The next two examples apply to Vantage Contracts issued prior to May 13, 2002 and assume that you invest $10,000 in a Contract and that your investment has a 5% return each year. Example 5 also assumes that we issued the Contract with three optional riders that were available at the time: Annual Step Death Benefit, Guaranteed Earnings Multiplier and Guaranteed Retirement Income Program II. This example also assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

  Example 5. Maximum Fund operating expenses -- Vantage Contract with optional riders (issued before May 13, 2002):

                                                                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the
applicable time period:                                            $1,185     $1,987     $2,669     $4,360

If you annuitize, or do not surrender the Contract
at the end of the applicable time period:                          $  408     $1,243     $2,101     $4,360

Example 6 also applies to Contracts issued prior to May 13, 2002. This example assumes that you invest in a Contract with no optional riders. This example also assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

 Example 6. Minimum Fund operating expenses --Vantage Contract with no optional riders (issued before May 13, 2002)

                                                                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------------------------------------------------------------------------------------
If you surrender the Contract at the end of the
applicable time period:                                            $1,006     $1,459     $1,748     $2,464

If you annuitize, or do not surrender the Contract
at the end of the applicable time period:                          $  217     $  670     $1,148     $2,464

          ATTACHMENT 4. EXPENSE EXAMPLES FOR VISION VARIABLE ANNUITIES
                         (Reg Nos.333-71074, 333-61283)

                  VISION VERSION (PREVIOUSLY ISSUED CONTRACTS)

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in the Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

The following example assumes that you invest $10,000 in a Contract issued during the period shown. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds and the maximum fee for any optional Rider available at the time of issue. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                   Example 1. Maximum Fund operating expenses:

JOHN HANCOCK USA CONTRACT ISSUED AFTER JANUARY 2002
WITH PRINCIPAL PLUS                                     1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  406     $1,239     $2,097     $4,296

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  406     $1,239     $2,097     $4,296

JOHN HANCOCK USA CONTRACT ISSUED FROM NOVEMBER 1996
THROUGH JANUARY 2002                                    1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  328     $  999     $1,693     $3,530

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  328     $  999     $1,693     $3,530

JOHN HANCOCK USA CONTRACT ISSUED PRIOR TO NOVEMBER
1996                                                    1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  603     $1,284     $1,693     $3,530

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  328     $  999     $1,693     $3,530

JOHN HANCOCK NEW YORK CONTRACT ISSUED AFTER
JANUARY 2002                                            1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  328     $  999     $1,693     $3,530

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  328     $  999     $1,693     $3,530

JOHN HANCOCK NEW YORK CONTRACT ISSUED PRIOR TO
JANUARY 2002                                            1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  328     $  999     $1,693     $3,530

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  328     $  999     $1,693     $3,530

The next example assumes that you invest $10,000 in a Contract issued during the period shown. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts, the minimum fees and expenses of any of the Funds, and if you selected no optional Riders that have been available. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

 Example 2. Minimum Fund operating expenses --Contract with no optional Riders:

JOHN HANCOCK USA CONTRACT ISSUED AFTER JANUARY 2002     1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  244     $  750     $1,283     $2,734

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  244     $  750     $1,283     $2,734

JOHN HANCOCK USA CONTRACT ISSUED FROM NOVEMBER 1996
THROUGH JANUARY 2002                                    1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  224     $  690     $1,182     $2,533

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  224     $  690     $1,182     $2,533

JOHN HANCOCK USA CONTRACT ISSUED PRIOR TO NOVEMBER
1996                                                    1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  502     $  985     $1,182     $2,533

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  224     $  690     $1,182     $2,533

JOHN HANCOCK NEW YORK CONTRACT ISSUED AFTER JANUARY
2002                                                    1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  244     $  750     $1,283     $2,734

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  244     $  750     $1,283     $2,734

JOHN HANCOCK NEW YORK CONTRACT ISSUED PRIOR TO
JANUARY 2002                                            1 YEAR     3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------------------------------------
If you surrender the contract at the end of the
applicable time period:                                 $  224     $  690     $1,182     $2,533

If you annuitize, or do not surrender the contract
at the end of the applicable time period                $  224     $  690     $1,182     $2,533

  ATTACHMENT 5. FUND EXPENSE TABLE FOR CURRENTLY OFFERED CONTRACT PROSPECTUSES (VENTURE A AND VENTURE B (REG NOS. 333-70728, 333-70730, 033-79112, 033-46217);
            VENTURE III (REG NOS. 333-70850, 333-83558); AND VANTAGE
                             (REG NOS. 333-71072))

FUND ANNUAL EXPENSES. (as a percentage of Fund average net assets for the fiscal year ended December 31, 2005, except as stated in the Notes that follow this table.)

                                                                                                          TOTAL FUND
                                                                    MANAGEMENT      12b-1       OTHER       ANNUAL
                                                                       FEES          FEES      EXPENSES    EXPENSES
---------------------------------------------------------------------------------------------------------------------
JOHN HANCOCK TRUST (SERIES II):                                                   (Series II)             (Series II)
    American Bond Trust (See Notes 1, 2 and 3.)                        0.43%         0.75%       0.04%       1.22%
    American Growth Trust (See Notes 1 and 3.)                         0.33%         0.75%       0.04%       1.12%
    American Growth-Income Trust (See Notes 1 and 3.)                  0.28%         0.75%       0.05%       1.08%
    American International Trust (See Notes 1 and 3.)                  0.52%         0.75%       0.08%       1.35%
    Blue Chip Growth Trust (See Notes 1, 2 and 4.)                     0.81%         0.25%       0.07%       1.13%
    Capital Appreciation Trust (See Notes 1 and 2.)                    0.81%         0.25%       0.05%       1.11%
    Classic Value Trust (See Note 2.)                                  0.80%         0.25%       0.24%       1.29%
    Core Bond Trust (See Notes 1 and 5.)                               0.67%         0.25%       0.07%       0.99%
    Core Equity Trust (See Notes 1 and 2.)                             0.79%         0.25%       0.06%       1.10%
    Equity-Income (See Notes 1, 2 and 4.)                              0.81%         0.25%       0.05%       1.11%
    Financial Services Trust (See Notes 1, 2 and 6.)                   0.82%         0.25%       0.09%       1.16%
    Fundamental Value Trust (See Notes 1, 2 and 6.)                    0.77%         0.25%       0.05%       1.07%
    Global Allocation Trust (See Notes 1 and 2.)                       0.85%         0.25%       0.19%       1.29%
    Global Bond Trust (See Note 2.)                                    0.70%         0.25%       0.12%       1.07%
    Health Sciences Trust (See Notes 1, 2 and 4.)                      1.05%         0.25%       0.12%       1.42%
    High Yield Trust (See Notes 1 and 2.)                              0.66%         0.25%       0.07%       0.98%
    Income & Value Trust (See Note 2.)                                 0.79%         0.25%       0.08%       1.12%
    Index Allocation Trust (See Notes 1, 2 and 7.)                     0.05%         0.25%       0.50%       0.80%
    International Opportunities Trust (See Notes 1, 2 and 4.)          0.90%         0.25%       0.06%       1.21%
    International Small Cap Trust (See Notes 1 and 2.)                 0.92%         0.25%       0.21%       1.38%
    International Value Trust (See Notes 1, 2 and 8.)                  0.82%         0.25%       0.19%       1.26%
    Investment Quality Bond Trust (See Notes 1 and 2.)                 0.60%         0.25%       0.09%       0.94%
    Lifestyle Aggressive Trust (See Notes 1 and 9.)                    0.05%         0.25%       0.95%       1.25%
    Lifestyle Balanced Trust (See Notes 1 and 9.)                      0.05%         0.25%       0.86%       1.16%
    Lifestyle Conservative Trust (See Notes 1 and 9.)                  0.05%         0.25%       0.78%       1.08%
    Lifestyle Growth Trust (See Notes 1 and 9.)                        0.05%         0.25%       0.89%       1.19%
    Lifestyle Moderate Trust (See Notes 1 and 9.)                      0.05%         0.25%       0.81%       1.11%
    Mid Cap Core Trust (See Note 2.)                                   0.87%         0.25%       0.08%       1.20%
    Mid Cap Stock Trust (See Notes 1 and 2.)                           0.84%         0.25%       0.08%       1.17%
    Money Market Trust (See Notes 1 and 2.)                            0.48%         0.25%       0.04%       0.77%
    Natural Resources Trust (See Notes 1 and 2.)                       1.00%         0.25%       0.07%       1.32%
    Pacific Rim Trust (See Notes 1 and 2.)                             0.80%         0.25%       0.24%       1.29%
    Real Estate Securities Trust (See Notes 1 and 2.)                  0.70%         0.25%       0.06%       1.01%
    Science & Technology Trust (See Notes 1, 2 and 4.)                 1.05%         0.25%       0.07%       1.37%
    Small Cap Growth Trust (See Notes 1, 2 and 3.)                     1.07%         0.25%       0.06%       1.38%
    Small Cap Opportunities Trust (See Notes 1 and 2.)                 0.99%         0.25%       0.08%       1.32%
    Small Cap Value Trust (See Notes 1 and 10.)                        1.07%         0.25%       0.05%       1.37%
    Small Company Value Trust (See Notes 1 and 2.)                     1.03%         0.25%       0.05%       1.33%
    Strategic Bond Trust (See Notes 1 and 2.)                          0.67%         0.25%       0.08%       1.00%
    Total Return Trust (See Note 2.)                                   0.70%         0.25%       0.07%       1.02%
    U.S. Government Securities Trust (See Notes 1 and 2.)              0.59%         0.25%       0.07%       0.91%
    U.S. Large Cap Trust (See Notes 1 and 2.)                          0.83%         0.25%       0.06%       1.14%
    Value Trust (See Notes 1 and 2.)                                   0.74%         0.25%       0.06%       1.05%

NOTES TO FUND EXPENSE TABLE:

     1. The management fee shown for this Fund reflects the method of calculating the advisory fee that became effective during October, 2005 and assumes these changes were in effect for the year ended December 31, 2005. Under this method, the applicable portion of the Fund's aggregate net assets are combined with the applicable portions of one or more other funds having the same subadviser for the purpose of determining advisory fee break points.

     2. The amounts shown for this Fund reflect the advisory fee rates and the rates for Rule 12b-1 fees that became effective April 29, 2005. Expenses shown in the table assume these changes were in effect for the year ended December 31, 2005.

     3. Amounts shown reflect the aggregate annual operating expenses of this Fund and its corresponding master fund. During the year ended December 31, 2005, Capital Research Management Company (the adviser to the corresponding master fund for this Fund) voluntarily reduced investment advisory fees to rates provided by an amended agreement effective April 1, 2004. If this fee waiver had been reflected, the management fee shown for the American Bond, American Growth-Income, American Growth and American International Funds would be 0.39%, 0.30%, 0.25% and 0.47%, respectively, and the Total Fund Annual Expenses shown for Series II Class shares of such Funds would be 1.18%, 1.09%, 1.05% and 1.30%, respectively.

     4. The subadviser has voluntarily agreed to waive a portion of its subadvisory fee for John Hancock Trust's Blue Chip Growth Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Science & Technology Trust, Small Company Value Trust, Spectrum Income Trust and Real Estate Equity Trust series. This waiver is based on the combined average daily net assets of these Funds and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Funds"). Under the voluntary agreement, the subadviser will reduce its fee by 5.00% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $750 million and, effective November 1, 2006, by an additional 2.50% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $1.5 billion. The adviser has also voluntarily agreed to reduce the advisory fee for each Fund by the amount that the subadvisory fee for that Fund is reduced. These voluntary fee waivers may be terminated at any time by the subadviser or the adviser.

     5.   This Fund commenced operations on April 29, 2005.

     6. The management fee shown reflects the rates of advisory fees for the Financial Services Trust and Fundamental Value Trust that became effective October 14, 2005. Prior to that date, the adviser voluntarily agreed to reduce its advisory fee for the respective Fund to such rates (0.85% of the first $50 million of the respective Fund's average annual net assets; 0.80% of the next $450 million and 0.75% of the respective Fund's average annual net assets over $500 million).

     7. The adviser has contractually agreed to reimburse expenses of the Index Allocation Trust that exceed 0.02% of the average annual net assets of the Index Allocation Trust (other than the Rule 12b-1 fees, class specific expenses (such as blue sky and transfer agency fees) and expenses of underlying funds in which it invests) until May 1, 2007. This reimbursement may be terminated any time after May 1, 2007. If the adviser had not reimbursed such expenses, "Other Expenses" shown for this Fund would have been 0.57%, based on estimates of expenses for the current fiscal year, and Total Fund Annual Expenses shown for Series II Class shares of this Fund would have been 0.87%.

     8. Effective December 9, 2003, due to a decrease in the subadvisory fees for the International Value Trust, the adviser voluntarily agreed to waive its advisory fees so that the amount retained by the adviser after payment of the subadvisory fees for each such Fund does not exceed 0.35% (0.45% effective April 29, 2005) of the Fund's average net assets. For the year ended December 31, 2005, the effective annual advisory fee for the International Value Trust was 0.78%. This voluntary fee waiver may be terminated at any time by the adviser.

     9. The management fees and Rule 12b-1 fees shown for this Fund reflect the rates that became effective during March 1, 2005 and assume these rates were in effect for the year ended December 31, 2005. Each of the Lifestyle Trusts may invest in other series of the John Hancock Trust (the "Underlying Portfolios"), with certain exceptions (John Hancock Trust's American Bond Trust, American Growth Trust, American International Trust, American Blue Chip Income and Growth Trust, American Growth-Income Trust, Absolute Return Trust and the Index Allocation Trust series). The annual expense ratios for the permitted Underlying Portfolios range from 0.34% to 1.35%. "Other Expenses" shown in the table reflect the expenses of the Underlying Portfolios as well as the expenses of the Lifestyle Trust.

     10. This Fund commenced operations on April 29, 2005. "Other Expenses" shown in the table for this Fund are based on estimates for the current fiscal year.

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 10, 2006



  ATTACHMENT 6. FUND EXPENSE TABLE FOR PREVIOUSLY ISSUED CONTRACT PROSPECTUSES
        (VENTURE (REG NOS. 333-70728, 333-70730, 033-79112, 033-46217),
 VENTURE III (REG NOS. 333-70850, 333-83558), VANTAGE (REG NOS. 333-71072) AND
                     VISION (REG NO. 333-71074, 333-61283))


FUND ANNUAL EXPENSES. (as a percentage of Fund average net assets for the fiscal year ended December 31, 2005, except as stated in the Notes that follow this table.)

                                                                                                           TOTAL FUND  TOTAL FUND
                                                         MANAGEMENT       12b-1       12b-1       OTHER      ANNUAL      ANNUAL
                                                            FEES          FEES        FEES      EXPENSES    EXPENSES    EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
JOHN HANCOCK TRUST:                                                    (Series I)  (Series II)             (Series I)  (Series II)
    500 Index Trust (See Notes 1 and 2.)                    0.46%         0.05%       0.25%       0.05%       0.56%       0.76%
    Active Bond Trust                                       0.60%         0.05%       0.25%       0.07%       0.72%       0.92%
    All Cap Core Trust (See Notes 1 and 2.)                 0.80%         0.05%       0.25%       0.07%       0.92%       1.12%
    All Cap Growth Trust (See Notes 1 and 2.)               0.85%         0.05%       0.25%       0.06%       0.96%       1.16%
    All Cap Value Trust (See Notes 1 and 2.)                0.83%         0.05%       0.25%       0.07%       0.95%       1.15%
    American Blue Chip Income and Growth Trust (See
    Notes 1 and 3.)                                         0.44%         0.60%       0.75%       0.04%       1.08%       1.23%
    American Bond Trust (See Notes 1, 2 and 3.)             0.43%         0.60%       0.75%       0.04%       1.07%       1.22%
    American Growth Trust (See Notes 1 and 3.)              0.33%         0.60%       0.75%       0.04%       0.97%       1.12%
    American Growth-Income Trust (See Notes 1 and 3.)       0.28%         0.60%       0.75%       0.05%       0.93%       1.08%
    American International Trust (See Notes 1 and 3.)       0.52%         0.60%       0.75%       0.08%       1.20%       1.35%
    Blue Chip Growth Trust (See Notes 1, 2 and 4.)          0.81%         0.05%       0.25%       0.07%       0.93%       1.13%
    Capital Appreciation Trust (See Notes 1 and 2.)         0.81%         0.05%       0.25%       0.05%       0.91%       1.11%
    Classic Value Trust (See Note 2.)                       0.80%         0.05%       0.25%       0.24%       1.09%       1.29%
    Core Bond Trust (See Notes 1 and 5.)                    0.67%         0.05%       0.25%       0.07%       0.79%       0.99%
    Core Equity Trust (See Notes 1 and 2.)                  0.79%         0.05%       0.25%       0.06%       0.90%       1.10%
    Dynamic Growth Trust (See Notes 1 and 2.)               0.95%         0.05%       0.25%       0.07%       1.07%       1.27%
    Emerging Growth Trust (See Notes 1 and 2.)              0.80%         0.05%       0.25%       0.08%       0.93%       1.13%
    Emerging Small Company Trust (See Notes 1 and 2.)       0.97%         0.05%       0.25%       0.07%       1.09%       1.29%
    Equity-Income (See Notes 1, 2 and 4.)                   0.81%         0.05%       0.25%       0.05%       0.91%       1.11%
    Financial Services Trust (See Notes 1, 2 and 6.)        0.82%         0.05%       0.25%       0.09%       0.96%       1.16%
    Fundamental Value Trust (See Notes 1, 2 and 6.)         0.77%         0.05%       0.25%       0.05%       0.87%       1.07%
    Global Trust (See Notes 1, 2 and 7.)                    0.82%         0.05%       0.25%       0.16%       1.03%       1.23%
    Global Allocation Trust (See Notes 1 and 2.)            0.85%         0.05%       0.25%       0.19%       1.09%       1.29%
    Global Bond Trust (See Note 2.)                         0.70%         0.05%       0.25%       0.12%       0.87%       1.07%
    Health Sciences Trust (See Notes 1, 2 and 4.)           1.05%         0.05%       0.25%       0.12%       1.22%       1.42%
    High Yield Trust (See Notes 1 and 2.)                   0.66%         0.05%       0.25%       0.07%       0.78%       0.98%
    Income & Value Trust (See Note 2.)                      0.79%         0.05%       0.25%       0.08%       0.92%       1.12%
    Index Allocation Trust (See Notes 1, 2 and 8.)          0.05%         0.05%       0.25%       0.50%       0.60%       0.80%
    International Core Trust (formerly "International
    Stock") (See Notes 1 and 2.)                            0.89%         0.05%       0.25%       0.07%       1.01%       1.21%
    International Equity Index Trust A (See Notes 1,
    2 and 3.)                                               0.54%         0.05%       0.25%       0.09%       0.68%       0.88%
    International Opportunities Trust (See Notes 1
    and 2.)                                                 0.90%         0.05%       0.25%       0.06%       1.01%       1.21%
    International Small Cap Trust (See Notes 1 and 2.)      0.92%         0.05%       0.25%       0.21%       1.18%       1.38%
    International Value Trust (See Notes 1, 2 and 7.)       0.82%         0.05%       0.25%       0.19%       1.06%       1.26%
    Investment Quality Bond Trust (See Notes 1 and
    2.)                                                     0.60%         0.05%       0.25%       0.09%       0.74%       0.94%
    Large Cap Trust (See Notes 1, 2 and 3.)                 0.84%         0.05%       0.25%       0.05%       0.94%       1.14%
    Large Cap Value Trust (See Notes 1 and 2.)              0.84%         0.05%       0.25%       0.08%       0.97%       1.17%
    Lifestyle Aggressive Trust (See Notes 1 and 9.)         0.05%         0.05%       0.25%       0.95%       1.05%       1.25%
    Lifestyle Balanced Trust (See Notes 1 and 9.)           0.05%         0.05%       0.25%       0.86%       0.96%       1.16%
    Lifestyle Conservative Trust (See Notes 1 and 9.)       0.05%         0.05%       0.25%       0.78%       0.88%       1.08%
    Lifestyle Growth Trust (See Notes 1 and 9.)             0.05%         0.05%       0.25%       0.89%       0.99%       1.19%
    Lifestyle Moderate Trust (See Notes 1 and 9.)           0.05%         0.05%       0.25%       0.81%       0.91%       1.11%

                                                                                                           TOTAL FUND  TOTAL FUND
                                                         MANAGEMENT       12b-1       12b-1       OTHER      ANNUAL      ANNUAL
                                                            FEES          FEES        FEES      EXPENSES    EXPENSES    EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       (Series I)  (Series II)             (Series I)   (Series II)
    Mid Cap Core Trust (See Note 2.)                        0.87%         0.05%       0.25%       0.08%       1.00%       1.20%
    Mid Cap Index Trust (See Notes 1 and 2.)                0.49%         0.05%       0.25%       0.04%       0.58%       0.78%
    Mid Cap Stock Trust (See Notes 1 and 2.)                0.84%         0.05%       0.25%       0.08%       0.97%       1.17%
    Mid Cap Value Trust (See Notes 1 and 2.)                0.85%         0.05%       0.25%       0.05%       0.95%       1.15%
    Money Market Trust (See Notes 1 and 2.)                 0.48%         0.05%       0.25%       0.04%       0.57%       0.77%
    Natural Resources Trust (See Notes 1 and 2.)            1.00%         0.05%       0.25%       0.07%       1.12%       1.32%
    Pacific Rim Trust (See Notes 1 and 2.)                  0.80%         0.05%       0.25%       0.24%       1.09%       1.29%
    Quantitative All Cap Trust (See Notes 1 and 2.)         0.71%         0.05%       0.25%       0.06%       0.82%       1.02%
    Quantitative Mid Cap Trust (See Notes 1 and 2.)         0.74%         0.05%       0.25%       0.10%       0.89%       1.09%
    Quantitative Value Trust (See Notes 1 and 2.)           0.70%         0.05%       0.25%       0.06%       0.81%       1.01%
    Real Estate Securities Trust (See Notes 1 and 2.)       0.70%         0.05%       0.25%       0.06%       0.81%       1.01%
    Real Return Bond Trust (See Note 2.)                    0.70%         0.05%       0.25%       0.07%       0.82%       1.02%
    Science & Technology Trust (See Notes 1, 2 and 4.)      1.05%         0.05%       0.25%       0.07%       1.17%       1.37%
    Small Cap Trust (See Notes 1, 2 and 5.)                 0.85%         0.05%       0.25%       0.03%       0.93%       1.13%
    Small Cap Growth Trust (See Note 1.)                    1.07%         0.05%       0.25%       0.06%       1.18%       1.38%
    Small Cap Index Trust (See Notes 1 and 2.)              0.49%         0.05%       0.25%       0.04%       0.58%       0.78%
    Small Cap Opportunities Trust (See Notes 1 and
    2.)                                                     0.99%         0.05%       0.25%       0.08%       1.12%       1.32%
    Small Cap Value Trust (See Notes 1 and 10.)             1.07%         0.05%       0.25%       0.05%       1.17%       1.37%
    Small Company Trust (See Notes 1 and 2.)                1.04%         0.05%       0.25%       0.31%       1.40%       1.60%
    Small Company Value Trust (See Notes 1 and 2.)          1.03%         0.05%       0.25%       0.05%       1.13%       1.33%
    Special Value Trust (See Notes 1 and 2.)                1.00%         0.05%       0.25%       0.21%       1.26%       1.46%
    Strategic Bond Trust (See Notes 1 and 2.)               0.67%         0.05%       0.25%       0.08%       0.80%       1.00%
    Strategic Income Trust (See Notes 1 and 2.)             0.73%         0.05%       0.25%       0.30%       1.08%       1.28%
    Strategic Opportunities Trust (See Notes 1 and 2.)      0.80%         0.05%       0.25%       0.08%       0.93%       1.13%
    Strategic Value Trust (See Notes 1 and 2.)              0.85%         0.05%       0.25%       0.08%       0.98%       1.18%
    Total Return Trust (See Note 2.)                        0.70%         0.05%       0.25%       0.07%       0.82%       1.02%
    Total Stock Market Index Trust (See Notes 1 and
    2.)                                                     0.49%         0.05%       0.25%       0.04%       0.58%       0.78%
    U.S. Core Trust (formerly "Growth & Income") (See
    Note 2.)                                                0.76%         0.05%       0.25%       0.05%       0.86%       1.06%
    U.S. Global Leaders Growth Trust (See Notes 1 and
    2.)                                                     0.70%         0.05%       0.25%       0.06%       0.81%       1.01%
    U.S. Government Securities Trust (See Notes 1 and
    2.)                                                     0.59%         0.05%       0.25%       0.07%       0.71%       0.91%
    U.S. High Yield Bond Trust (See Notes 1 and 5.)         0.74%         0.05%       0.25%       0.21%       1.00%       1.20%
    U.S. Large Cap Trust (See Notes 1 and 2.)               0.83%         0.05%       0.25%       0.06%       0.94%       1.14%
    Utilities Trust (See Notes 1 and 2.)                    0.85%         0.05%       0.25%       0.19%       1.09%       1.29%
    Value Trust (See Notes 1 and 2.)                        0.74%         0.05%       0.25%       0.06%       0.85%       1.05%
FAM VARIABLE SERIES FUNDS, INC. (CLASS II):
    Mercury Basic Value F.I. Fund                           0.60%          N/A        0.15%       0.07%        N/A        0.82%
    Mercury Global Allocation V.I. Fund                     0.65%          N/A        0.15%       0.12%        N/A        0.92%
    Mercury Value Opportunities V.I. Fund                   0.75%          N/A        0.15%       0.09%        N/A        0.99%
PIMCO VARIABLE INSURANCE TRUST (CLASS M):
    VIT All Asset Portfolio (See Note 11.)                  0.20%          N/A        0.25%       1.08%        N/A        1.53%

NOTES TO FUND EXPENSE TABLE:

     1. The management fee shown for this Fund reflects the method of calculating the advisory fee that became effective during October, 2005 and assumes these changes were in effect for the year ended December 31, 2005. Under this method, the applicable portion of the Fund's aggregate net assets are combined with the applicable portions of one or more other funds having the same subadviser for the purpose of determining advisory fee break points.

     2. The amounts shown for this Fund reflect the advisory fee rates and the rates for Rule 12b-1 fees that became effective April 29, 2005. Expenses shown in the table assume these changes were in effect for the year ended December 31, 2005.

     3. Amounts shown reflect the aggregate annual operating expenses of this Fund and its corresponding master fund. During the year ended December 31, 2005, Capital Research Management Company (the adviser to the corresponding master fund) voluntarily reduced investment advisory fees to rates provided by an amended agreement effective April 1, 2004. If this fee waiver had been reflected, the management fee shown for the American Blue Chip Income and Growth, American Bond,

          American Growth-Income, American Growth and American International Funds would be 0.40%, 0.39%, 0.30%, 0.25% and 0.47%, respectively; the Total Fund Annual Expenses shown for Series I Class shares of such Funds would be 1.04%, 1.03%, 0.94%, 0.90% and 1.15%, respectively; and Total Fund Annual Expenses shown for Series II Class shares of such Funds would be 1.19%, 1.18%, 1.09%, 1.05% and 1.30%, respectively.

     4. The subadviser has voluntarily agreed to waive a portion of its subadvisory fee for John Hancock Trust's Blue Chip Growth Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Science & Technology Trust, Small Company Value Trust, Spectrum Income Trust and Real Estate Equity Trust series. This waiver is based on the combined average daily net assets of these Funds and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Funds"). Under the voluntary agreement, the subadviser will reduce its fee by 5.00% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $750 million and, effective November 1, 2006, by an additional 2.50% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $1.5 billion. The adviser has also voluntarily agreed to reduce the advisory fee for each Fund by the amount that the subadvisory fee for that Fund is reduced. These voluntary fee waivers may be terminated at any time by the subadviser or the adviser.

     5.   This Fund commenced operations on April 29, 2005.

     6. The management fee shown reflects the rates of advisory fees for the Financial Services Trust and Fundamental Value Trust that became effective October 14, 2005. Prior to that date, the adviser voluntarily agreed to reduce its advisory fee for the respective Fund to such rates (0.85% of the first $50 million of the respective Fund's average annual net assets; 0.80% of the next $450 million and 0.75% of the respective Fund's average annual net assets over $500 million).

     7. Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global Trust and the International Value Trust, the adviser voluntarily agreed to waive its advisory fees so that the amount retained by the adviser after payment of the subadvisory fees for each such Fund does not exceed 0.35% (0.45% effective April 29, 2005) of the Fund's average net assets. For the year ended December 31, 2005, the effective annual advisory fee for the Global Trust and the International Value Trust was 0.77% and 0.78%, respectively. These voluntary fee waivers may be terminated at any time by the adviser.

     8. The adviser has contractually agreed to reimburse expenses of the Index Allocation Trust that exceed 0.02% of the average annual net assets of the Index Allocation Trust (other than the Rule 12b-1 fees, class specific expenses (such as blue sky and transfer agency fees) and expenses of underlying funds in which it invests) until May 1, 2007. This reimbursement may be terminated any time after May 1, 2007. If the adviser had not reimbursed such expenses, "Other Expenses" shown for this Fund would have been 0.57%, based on estimates of expenses for the current fiscal year, and Total Fund Annual Expenses shown for Series I Class shares and Series II Class shares of this Fund would have been 0.67% and 0.87%, respectively.

     9. The management fees and Rule 12b-1 fees shown for this Fund reflect the rates that became effective during March 1, 2005 and assume these rates were in effect for the year ended December 31, 2005. Each of the Lifestyle Trusts may invest in other series of the John Hancock Trust (the "Underlying Portfolios"), with certain exceptions (John Hancock Trust's American Bond Trust, American Growth Trust, American International Trust, American Blue Chip Income and Growth Trust, American Growth-Income Trust, Absolute Return Trust and the Index Allocation Trust series). The annual expense ratios for the permitted Underlying Portfolios range from 0.34% to 1.35%. "Other Expenses" shown in the table reflect the expenses of the Underlying Portfolios as well as the expenses of the Lifestyle Trust.

     10. This Fund commenced operations on April 29, 2005. "Other Expenses" shown in the table for this Fund are based on estimates for the current fiscal year.

     11. "Other Expenses" for the PIMCO All Asset Portfolio reflect an administrative fee of 0.25%, a service fee of 0.20% and expenses of underlying funds in which the PIMCO All Asset Portfolio invests ("PIMCO Underlying Funds"). The PIMCO Underlying Funds' expenses (0.63%) are estimated based upon an allocation of the Fund's assets among the PIMCO Underlying Funds and upon the total annual operating expenses of the Institutional Class shares of these PIMCO Underlying Funds. PIMCO Underlying Fund expenses will vary with changes in the expenses of the PIMCO Underlying Funds, as well as allocation of the Fund's assets, and may be higher or lower than those shown above. PIMCO has contractually agreed, for the Fund's current fiscal year, to waive its advisory fee to the extent that the PIMCO Underlying Funds' expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in PIMCO Underlying Funds.